FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 15, 2006

Tricom, S.A.

(Translation of registrant’s name into English)

Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-

Director and Controlling Shareholder Convicted in Criminal Proceedings

On August 10, 2006 Mr. Manuel Arturo Pellerano, a member of Tricom’s board of directors and beneficial holder of a majority of the voting power of Tricom’s shares, was convicted by a Dominican criminal court of several violations of the Dominican Criminal Code and Monetary and Financial Law.  The three-judge panel of the court of first instance sentenced each of Mr. Pellerano and a co-defendant to three years imprisonment and ordered them to pay a fine of RD$1 million (approximately US$31,000).  The charges on which Mr. Pellerano was convicted, which Tricom’s management understands stem from Mr. Pellerano’s activities at related financial services entities and not at Tricom itself, include forgery, alteration, manipulation and concealment of banking books and records and financial statements, in violation of the Dominican Criminal Code and Monetary and Financial Law.

The court is expected to issue its judgment and the reasoning underlying its decision on August 17, 2006.  According to press reports, Mr. Pellerano is expected to appeal the decision of the court.  This conviction does not, in and of itself, disqualify Mr. Pellerano from sitting on Tricom’s board of directors; Tricom’s management understands that Mr. Pellerano is currently reviewing his options regarding his continuing service on the board.

The criminal proceedings against Mr. Pellerano were part of a series of related proceedings that previously included Tricom, certain of its subsidiaries and certain other related parties as defendants.  As previously disclosed, on March 7, 2006 the Criminal Court dismissed the complaints pending against Tricom, its subsidiaries, its Chief Executive Officer and another of its directors.

[Signature on following page.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2006	TRICOM, S.A.

	By:	/s/ HECTOR CASTRO NOBOA
Hector Castro Noboa
Chief Executive Officer